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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21553

RECEIVED FEB 28 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ford Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
The American Rd.
(No. and Street)

Dearborn (City) MI (State) 48121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Platteter (313) 845-2259
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

400 Renaissance Center (Address) Detroit (City) MI (State) 48243 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brian Plattetter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ford Financial Services Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[signature]
Signature

Financial Reporting Analyst
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORD FINANCIAL SERVICES, INC.

2001 AUDIT OF FINANCIAL STATEMENTS

FORD FINANCIAL SERVICES, INC.

CONTENTS

	Pages
Report of Independent Accountants	1
Financial Statements:	
Statement of Operations and of Earnings Retained for Use in the Business	2
Balance Sheet	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 6
Supplemental Data:	
Schedule I - Computation of Net Capital	7
Report on Internal Control Structure	8 - 10



PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
Ford Financial Services, Inc.:

In our opinion, the accompanying balance sheets, related statements of operations and earnings retained for use in the business, and cash flows present fairly, in all material respects, the financial position of Ford Financial Services, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material aspects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
February 18, 2002

FORD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS AND OF EARNINGS
RETAINED FOR USE IN THE BUSINESS

	For the Years Ended December 31	
	2001	**2000**
Revenue		
Brokerage fees, affiliated companies	$ 5,637,123	$ 4,614,533
Interest income, Ford Motor Credit Company	93,630	163,861
Total revenue	5,730,753	4,778,394
Operating expenses	5,696,668	4,724,220
Income before income taxes	34,085	54,174
Provision for income taxes	11,930	18,974
Net income	22,155	35,200
Earnings retained for use in the business		
Beginning of year	3,253,733	3,218,533
End of year	$ 3,275,888	$ 3,253,733

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

BALANCE SHEET

	December 31	
ASSETS	**2001**	**2000**
Cash	$ 284,737	$ 284,737
Accounts receivable, affiliates	176,585	401,658
Note receivable from Ford Motor Credit Company, including accrued interest	2,948,127	2,679,424
Total assets	$ 3,409,449	$ 3,365,819
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, affiliates	$ 77,657	$ 68,112
Income taxes currently payable	30,904	18,974
Total liabilities	108,561	87,086
STOCKHOLDER'S EQUITY		
Capital stock, par value $1 a share; 1,000 shares authorized, issued and outstanding	1,000	1,000
Paid-in surplus (contribution by stockholder)	24,000	24,000
Earnings retained for use in the business	3,275,888	3,253,733
Total stockholder's equity	3,300,888	3,278,733
Total liabilities and stockholder's equity	$ 3,409,449	$ 3,365,819

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

	For the Years Ended December 31	
	2001	2000
Cash flows from operating activities		
Net income	$ 22,155	$ 35,200
Adjustments to reconcile net income to net cash used in operating activities		
Changes in:		
Accounts receivable, affiliates	225,073	25,992
Accounts payable, affiliates	9,545	17,822
Income taxes currently payable	11,930	10,838
Net cash provided by operating activities	268,703	89,852
Cash flows from investing activities		
Net increase in note receivable from Ford Motor Credit Company	(268,703)	(89,852)
Net cash used in investing activities	(268,703)	(89,852)
Net change in cash	-	-
Cash, beginning of year	284,737	284,737
Cash, end of year	$ 284,737	$ 284,737
Supplementary cash flow information		
Taxes paid	$ 0	$ 8,136

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Ford Financial Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Ford Motor Credit Company ("Ford Credit") and is registered under the Securities Exchange Act of 1934 as a broker-dealer; Ford Credit is an indirect wholly-owned subsidiary of Ford Motor Company ("Ford"). The Corporation engages, on an agency basis, in the private placement of commercial paper for certain subsidiaries and affiliates of Ford and Ford Credit. Use of estimates as determined by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

Note 2. Revenue Recognition

Brokerage fees are received and recognized as revenue on the date the trade is completed.

Note 3. Income Taxes

The Corporation is included in Ford's consolidated United States federal and state income tax returns. Tax liabilities or credits are allocated to the Corporation generally on a separate return basis. The provision for income taxes was estimated as follows:

	2001	2000
Currently payable		
U.S. federal	$ 11,930	$ 18,974
State	-	-
Total provision	$ 11,930	$ 18,974

Note 4. Transactions with Affiliated Companies

The Corporation has no direct employees of its own, accordingly, Ford Credit provides the Corporation with technical and administrative advice and securities placement services under a service agreement. Brokerage fees are in amounts intended to be representative of market rates for similar transactions, the fees for such services are included in operating expenses as follows: 2001 - $5,687,123; 2000 - $4,714,533.

Note 4. Transactions with Affiliated Companies (continued)

All of the Corporation's brokerage fees are earned from services provided to certain subsidiaries and unconsolidated affiliates of Ford and Ford Credit, under Sales Agency Agreements.

Funds in excess of operating requirements are loaned by the Corporation to Ford Credit in accordance with a note dated September 1, 1978. The note is payable on demand and bears interest at the rate comparable to an average market 180-day commercial paper rate. The range was 1.88% to 6.45% for 2001 and 5.70% to 6.74% for 2000. The maximum amount of the loan outstanding during each of the years was as follows: 2001 - $2,948,127; 2000 - $2,846,855.

Note 5. Capital Requirements

Under Rule 15c3-1(a)(2) of the Securities and Exchange Act of 1934, the Corporation is required to maintain Net Capital of the greater of 6-2/3 percent of total aggregate indebtedness, or $100,000. The Corporation was in compliance with this requirement as of December 31, 2001 and 2000.

SCHEDULE I

FORD FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

NET CAPITAL		
Total stockholder's equity		$3,300,888
Total stockholder's equity qualified for net capital		3,300,888
Total capital and allowable subordinated liabilities		3,300,888
Deductions		
Nonallowable assets:		
Note receivable from Ford Motor Credit Company	$2,948,127	
Accounts receivable, affiliates	176,585	
		3,124,712
Net capital		176,176
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6-2/3 percent of total aggregate indebtedness (or $100,000 if greater) pursuant to Rule 15c3-1(a)(2)		100,000
Excess net capital		$ 76,176
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 165,320
Ratio, aggregate indebtedness to net capital		.62 to 1



PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL ACCOUNTING STRUCTURE REQUIRED BY
SEC RULE 17a-5

To the Board of Directors and Stockholder of
Ford Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental Schedule I of Ford Financial Services, Inc. (the "Corporation") for the year ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Detroit, Michigan
February 18, 2002